SEC FILE NUMBER: 0-10843
CUSIP NUMBER: 126389105

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25
Amendment No. 1

NOTIFICATION OF LATE FILING

(Check One):	☐	Form 10-K	☐	Form 20-F	☐	Form 11-K	☒	Form 10-Q

	☐	Form 10-D	☐	Form N-SAR	☐	Form N-CSR

For Period Ended:  June 30, 2016

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: __________________________________________________________________________________

PART I – REGISTRANT INFORMATION

CSP Inc.
Full name of Registrant

Not Applicable
Former Name if Applicable

175 Cabot Street - Suite 210
Address of Principal Executive Office (Street and Number)

Lowell, Massachusetts 01854
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

CSP Inc. was unable, without unreasonable effort or expense, to file its Quarterly Report on Form 10-Q for the quarter ended June 30, 2016 (the “Q3 Quarterly Report”) by the August 15 filing date due to a delay we experienced in completing our financial statements. Late in the closing process for the quarter, the Company became aware of two errors as a result of management’s review of our German subsidiary’s balance sheet reconciliations. First, management’s investigation determined that the net debit balance in the subsidiary’s deferred revenue account had been erroneously reclassified to accounts receivable. Instead, we should have reclassified gross debits in the deferred revenue account to accounts receivable. Second, certain accounts receivable entries were booked in error to work-in-process inventory.

Resolving this matter required investigation of the supporting documentation and additional work and analysis to assure that the accounts are correct. We expect to file the Q3 Quarterly Report on or before August 22, 2016, which is within the time period prescribed by Rule 12b-25. We expect that this work will affect our balance sheet only, not our income statement.

PART IV – OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Gary W. Levine	(978)	954-5040
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

Yes ☒ No ☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☐ No ☒

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

CSP Inc.
(Name of Registrant as specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 16, 2016	By:	/s/ Gary W. Levine
Gary W. Levine
Chief Financial Officer